

January 21, 2022

Daniel S. Goldberger
Chief Executive Officer
electroCore, Inc.
200 Forge Way, Suite 205
Rockaway, New Jersey 07866

> **Re: electroCore, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 18, 2022**
> **Filed No. 333-262223**

Dear Mr. Goldberger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ira L. Kotel, Esq.